SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

NIKOLA CORPORATION

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

     92243N202

(CUSIP Number)

Dale T. Brinkman, Esq.

Worthington Industries, Inc.

200 Old Wilson Bridge Road

Columbus, OH 43085

(614) 438-3001

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 3, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d‑1(f) or 240.13d‑1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92243N202	13D	Page 2

1.	NAME OF REPORTING PERSON

WI Ventures, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions):
(a) ☐
(b) ☒

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions):

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER: 19,048,020

8.	SHARED VOTING POWER: None

9.	SOLE DISPOSITIVE POWER: 19,048,020

10.	SHARED DISPOSITIVE POWER: None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,048,020

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions): ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%

14.	TYPE OF REPORTING PERSON (see instructions):

OO

CUSIP No. 92243N202	13D	Page 3

1.	NAME OF REPORTING PERSON

Worthington Steel of Michigan, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions):
(a) ☐
(b) ☒

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions):

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Michigan, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER: None

8.	SHARED VOTING POWER: 19,048,020 [See Item 5 of this Schedule 13D.]

9.	SOLE DISPOSITIVE POWER: None

10.	SHARED DISPOSITIVE POWER: 19,048,020 [See Item 5 of this Schedule 13D.]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,048,020 [See Item 5 of this Schedule 13D.]

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions): ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%

14.	TYPE OF REPORTING PERSON (see instructions):

CO; HC

CUSIP No. 92243N202	13D	Page 4

1.	NAME OF REPORTING PERSON

Worthington Industries, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions):
(a) ☐
(b) ☒

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS (see instructions):

OO

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Ohio, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER: None

8.	SHARED VOTING POWER: 19,048,020 [See Item 5 of this Schedule 13D.]

9.	SOLE DISPOSITIVE POWER: None

10.	SHARED DISPOSITIVE POWER: 19,048,020 [See Item 5 of this Schedule 13D.]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

19,048,020 [See Item 5 of this Schedule 13D.]

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions): ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.3%

14.	TYPE OF REPORTING PERSON (see instructions):

CO; HC

CUSIP No. 92243N202	13D	Page 5

Item 1.Security and Issuer.

This Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Nikola Corporation, a Delaware corporation formerly known as VectoIQ Acquisition Corp. (the “Issuer”).  The address of the principal executive offices of the Issuer is 4141 E. Broadway Road, Phoenix, Arizona 85040.

On March 2, 2020, the Issuer (a NASDAQ listed company), Nikola Corporation, a Delaware corporation (“Old Nikola”), and VCTIQ Merger Sub Corp., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), entered into a Business Combination Agreement, dated as of March 2, 2020 (the “Business Combination Agreement”).  Pursuant to the terms of the Business Combination Agreement, on June 3, 2020 (the “Effective Date”), Old Nikola in effect became a public company through a reverse merger whereby Merger Sub merged with and into Old Nikola (the “Merger”), with Old Nikola surviving the Merger and becoming a wholly-owned subsidiary of the Issuer with its name changed to Nikola Subsidiary Corporation.  Immediately prior to the effective time (the “Effective Time”) of the Merger, each share of Old Nikola’s convertible preferred stock, including Series AA Seed Preferred Stock, Series BB Seed Preferred Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, in each case with a par value of $0.00001 per share (the “Old Nikola Preferred Stock”), was automatically converted into an equal number of shares of Old Nikola’s common stock, with a par value of $0.00001 per share (the “Old Nikola Common Stock”).  At the Effective Time of the Merger, each share of Old Nikola Common Stock issued and outstanding immediately prior to the Effective Time of the Merger was cancelled and converted into the right to receive the number of shares of the Issuer’s Common Stock equal to an exchange ratio of 1.901.  In addition, in connection with the Merger, VectoIQ Acquisition Corp. changed its name to Nikola Corporation.  The shares of Common Stock of the Issuer now trade on The NASDAQ Stock Market under the symbol “NKLA”.

Item 2.Identity and Background.

(a) – (c), (f)  This Schedule 13D is filed jointly by (i) WI Ventures, LLC, an Ohio limited liability company (“WI Ventures”), (ii) Worthington Steel of Michigan, Inc., a Michigan corporation (“WS Michigan”), and (iii) Worthington Industries, Inc., an Ohio corporation (“Worthington Industries”) (collectively, WI Ventures, WS Michigan and Worthington Industries are sometimes referred to as the “Reporting Persons”).  WI Ventures is a wholly-owned subsidiary of WS Michigan and WS Michigan is a wholly-owned subsidiary of Worthington Industries. Each of the Reporting Persons may be contacted through the principal office of Worthington Industries located at 200 Old Wilson Bridge Road, Columbus, Ohio 43085.

Worthington Industries, through its subsidiaries, is primarily a diversified metals manufacturing company, focused on value-added steel processing and manufactured metal products.  WS Michigan, through its subsidiaries, is primarily a diversified metals manufacturing company, focused on value-added steel processing and manufactured metal products.    WI Ventures is a subsidiary of WS Michigan which has investments in other entities for Worthington Industries and its subsidiaries.

The information called for by this Item 2 of Schedule 13D with respect to each of the executive officers and directors of Worthington Industries, each of the officers and directors of WS Michigan and each of the officers of WI Ventures (there being no directors or managers of WI Ventures) is filed on Exhibit 2 to this Schedule 13D.  Each of the individuals identified in Exhibit 2 to this Schedule 13D is a citizen of the United States of America.

CUSIP No. 92243N202	13D	Page 6

(d) – (e)During the last five years, none of the Reporting Persons, nor any of the individuals identified on Exhibit 2 to this Schedule 13D, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws..

Item 3.Source and Amount of Funds or Other Consideration.

Worthington Industries, through its subsidiaries, has for some time invested in various forms of innovation. Most of that investment has been in and around new product development within the Worthington Industries organization, but Worthington Industries’ subsidiaries have occasionally invested in outside companies that have innovative ideas or products.

In 2015, Worthington Industries, through WI Ventures, provided startup seed capital of approximately $2 million to Old Nikola, whose business is focused on the design and manufacture of electric and hydrogen trucks and powertrains. In connection with providing such startup seed capital, WI Ventures acquired 10,020,000 shares of Old Nikola’s Series AA Seed Preferred Stock.

Immediately prior to the Effective Time of the Merger, the 10,020,000 shares of Old Nikola’s Series AA Seed Preferred Stock held by WI Ventures were automatically converted into 10,020,000 shares of Old Nikola Common Stock. At the Effective Time of the Merger, each share of Old Nikola Common Stock held by WI Ventures was cancelled and automatically converted into the right to receive 1.901 shares of the Issuer’s Common Stock and, as a result, WI Ventures received 19,048,020 shares of the Issuer’s Common Stock in connection with the Merger.

Item 4.Purpose of Transaction.

The information contained above in Item 1 and Item 3 of this Schedule 13D is incorporated herein by reference.

The shares of Old Nikola’s Series AA Seed Preferred Stock acquired by WI Ventures as disclosed in Item 3 of this Schedule 13D, as well as the 19,048,020 shares of the Issuer’s Common Stock received by WI Ventures in the Merger, were acquired for the purpose of investment and were not intended to and did not affect any change in the control of the Issuer.

WI Ventures from time to time intends to review the investment of WI Ventures in the Issuer’s Common Stock on the basis of various factors, including the following:  (i) the Issuer’s business, financial condition, results of operations and prospects; (ii) the business strategy and actions of the management and board of directors of the Issuer to enhance value to the stockholders of the Issuer; (iii) the value and price of Issuer’s Common Stock; (iv) the value, price and the availability and nature of opportunities to dispose of Issuer’s Common Stock; (v) general economic and industry conditions; (vi) stock market conditions; (vii) other developments and other investment opportunities; and (viii) other plans and requirements of WI Ventures, Worthington Industries and their affiliates.  Based upon such review, WI Ventures will take such actions in the future as WI Ventures may deem appropriate in light of the circumstances existing from time to time.

If any of the Reporting Persons believes, based on numerous factors, that future investment in the Issuer is attractive, such Reporting Person(s) may acquire shares of the Issuer’s Common Stock or other securities of the Issuer either in the open market or in individually negotiated transactions.

CUSIP No. 92243N202	13D	Page 7

Similarly, depending on market and numerous other factors, WI Ventures may determine to dispose of some or all of the shares of the Issuer’s Common Stock currently owned by WI Ventures.

Except as described above, none of the Reporting Persons currently has any plan  or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.  However, depending on their assessment of the factors described above, the Reporting Persons may, from time to time, modify their present intentions as stated in this Item 4.

Item 5.Interest in Securities of the Issuer.

WI Ventures directly holds and beneficially owns 19,048,020 shares of the Issuer’s Common Stock, representing 5.3% of the Issuer’s outstanding Common Stock (based upon the 359,138,624 shares of the Issuer’s Common Stock stated by the Issuer in the Issuer’s Proxy Statement, Prospectus and Information Statement Dated May 8, 2020, as anticipated to be outstanding after giving effect to the Merger described in Item 1 of this Schedule 13D).  WI Ventures has sole voting power and sole dispositive power with respect to all of these 19,048,020 shares.

WS Michigan, by virtue of WS Michigan’s ownership of WI Ventures, and Worthington Industries, by virtue of Worthington Industries’ ownership of WS Michigan, may be deemed to have  shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), the 19,048,020 shares of the Issuer’s Common Stock held directly by WI Ventures.

Each of the Reporting Persons disclaims membership in a group with any of the other Reporting Persons, but they join in this filing as a result of the affiliate relationship of the Reporting Persons.  The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person, other than WI Ventures, is the beneficial owner of any of the shares of the Issuer’s Common Stock that such Reporting Person may be deemed to beneficially own due to such affiliate relationship.  In addition, the filing of this Schedule 13D shall not be construed as an admission that any member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of the Issuer’s Common Stock that such member, director, officer or affiliate may be deemed to beneficially own.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Merger, as of the Effective Date, WI Ventures entered into a Lock-Up Agreement with the Issuer which restricts the number of the Issuer’s shares of Common Stock that WI Ventures may, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, or agree to do so, for various periods of up to 180 days. This summary is qualified by the actual terms of the Lock-Up Agreement, a copy of which is included with this Schedule 13D as Exhibit 3.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 92243N202	13D	Page 8

Item 7.Material to be Filed as Exhibits.

Exhibit 1 -	Joint Filing Agreement, dated as of June 9, 2020, among WI Ventures, LLC, Worthington Steel of Michigan, Inc. and Worthington Industries, Inc.
Exhibit 2 -	Executive Officers and Directors of Worthington Industries, Inc., Officers and Directors of Worthington Steel of Michigan, Inc. and Officers of WI Ventures, LLC
Exhibit 3 -

Lock-Up Agreement, made and entered into as of June 3, 2020, by and among Nikola Corporation f/k/a VectoIQ Acquisition Corp. and WI Ventures, LLC, incorporated herein by reference to Exhibit 99.1 to the Current Report of Worthington Industries, Inc. on Form 8-K dated and filed with the Securities and Exchange Commission on June 5, 2020 (File No. 1-8399)

[Remainder of page intentionally left blank; signature page follows]

CUSIP No. 92243N202	13D	Page 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2020

WI VENTURES, LLC

/s/Dale T. Brinkman

Dale T. Brinkman, Vice President-Secretary

WORTHINGTON STEEL OF MICHIGAN, INC.

/s/Dale T. Brinkman

Dale T. Brinkman, Vice President-Secretary

WORTHINGTON INDUSTRIES, INC.

/s/Dale T. Brinkman

Dale T. Brinkman, Senior Vice President-Administration, General Counsel & Secretary

CUSIP No. 92243N202	13D	Page 10

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the common stock of Nikola Corporation, and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other filing party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of June 9, 2020.

WI VENTURES, LLC

/s/Dale T. Brinkman

Dale T. Brinkman, Vice President-Secretary

WORTHINGTON STEEL OF MICHIGAN, INC.

/s/Dale T. Brinkman

Dale T. Brinkman, Vice President-Secretary

WORTHINGTON INDUSTRIES, INC.

/s/Dale T. Brinkman

Dale T. Brinkman, Senior Vice President-Administration, General Counsel & Secretary

CUSIP No. 92243N202	13D	Page 11

EXHIBIT 2

Executive Officers and Directors of Worthington Industries, Inc.:

•	John P. McConnell – Chairman of the Board, Chief Executive Officer and Director of Worthington Industries, Inc.
•	B. Andrew Rose – President of Worthington Industries, Inc.
•	Geoffrey G. Gilmore – Executive Vice President and Chief Operating Officer of Worthington Industries, Inc.
•	Dale T. Brinkman – Senior Vice President – Administration, General Counsel and Secretary of Worthington Industries, Inc.
•	Joseph B. Hayek – Vice President and Chief Financial Officer of Worthington Industries, Inc.
•	Jeff R. Klinger – President – The Worthington Steel Company
•	Eric M. Smolenski – President – Worthington Cylinder Corporation
•	Catherine M. Lyttle – Senior Vice President and Chief Human Resources Officer of Worthington Industries, Inc.
•	Richard G. Welch – Corporate Controller of Worthington Industries, Inc.
•	Virgil L. Winland – Senior Vice President – Manufacturing of Worthington Industries, Inc.
•	Kerrii B. Anderson – Director of Worthington Industries, Inc.; Private Investor & Professional Board Advisor
•	David P. Blom – Director of Worthington Industries, Inc.; Retired President & Chief Executive Officer, OhioHealth
•	John B. Blystone – Director of Worthington Industries, Inc.; Retired Chairman, President and Chief Executive Officer, SPX Corporation
•	Mark C. Davis – Director of Worthington Industries, Inc.; Private Investor and Chief Executive Officer, Lank Acquisition Corp.
•	Michael J. Endres – Director of Worthington Industries, Inc.; Partner, Stonehenge Financial Holdings, Inc.
•	Ozey K. Horton, Jr. – Director of Worthington Industries, Inc.; Independent Advisor & Director Emeritus, McKinsey & Company
•	Peter Karmanos, Jr. – Director of Worthington Industries, Inc.; Retired Executive Chairman of the Board and Founder, Compuware Corporation
•	Carl A. Nelson, Jr. – Director of Worthington Industries, Inc.; Independent Business Consultant
•	Dr. Sidney A. Ribeau – Director of Worthington Industries, Inc.; Professor of Communications, Howard University
•	Mary Schiavo – Director of Worthington Industries, Inc.; Member, Motley Rice, LLC

Each of the executive officers and directors of Worthington Industries, Inc. may be contacted through the principal office of Worthington Industries, Inc. located at 200 Old Wilson Bridge Road, Columbus, Ohio 43085.  Further information concerning each of the executive officers and directors of Worthington Industries, Inc. can be found in the filings made by Worthington Industries, Inc. with the Securities and Exchange Commission.

CUSIP No. 92243N202	13D	Page 12

EXHIBIT 2 (continued)

Officers and Directors of Worthington Steel of Michigan, Inc.:

•	John P. McConnell – Director of Worthington Steel of Michigan, Inc.
•	B. Andrew Rose, President and Director of Worthington Steel of Michigan, Inc.
•	Geoffrey G. Gilmore, Executive Vice President and Director of Worthington Steel of Michigan, Inc.
•	Virgil L. Winland, Vice President of Worthington Steel of Michigan, Inc.
•	Tim Adams, Vice President of Worthington Steel of Michigan, Inc.
•	Joseph B. Hayek, Vice President of Worthington Steel of Michigan, Inc.
•	Marcus A. Rogier, Treasurer of Worthington Steel of Michigan, Inc.
•	Dale T. Brinkman, Vice President-Secretary of Worthington Steel of Michigan, Inc.

Each of the officers and directors of Worthington Steel of Michigan, Inc. is also an officer of Worthington Industries, Inc. and may be contacted through the principal office of Worthington Industries, Inc. located at 200 Old Wilson Bridge Road, Columbus, Ohio 43085.

Officers of WI Ventures, LLC:

•	John P. McConnell – Chairman of WI Ventures, LLC
•	B. Andrew Rose – President of WI Ventures, LLC
•	Joseph B. Hayek – Vice President of WI Ventures, LLC
•	Dale T. Brinkman – Vice President – Secretary of WI Ventures, LLC
•	Marcus A. Rogier – Treasurer of WI Ventures, LLC

Each of the officers of WI Ventures, LLC is also an officer of Worthington Industries, Inc. and may be contacted through the principal office of Worthington Industries, Inc. located at 200 Old Wilson Bridge Road, Columbus, Ohio 43085.